# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alphatec Holdings, Inc., CIK 0001350653
CUSIP: 02081G201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1950 Camino Vida Roble, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 12/15/2025
Filed by CIK 0001719228
Persons authorized to receive notices and communications: C. Birkeland & A. Berlin, Latham & Watkins LLP, 330 N. Wabash Ave, Suite 2800, Chicago, Illinois (IL), 60611, 312-876-7700

## Reporting persons
- Squadron Capital LLC (CIK 0001719228): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 10,395,045; sole dispositive power 0; shared dispositive power 10,395,045; aggregate amount beneficially owned 10,395,045 (7% of the class)
  Comment: Based on 148,550,185 shares of common stock, par value $0.0001 per share, of the Issuer ("Common Stock") outstanding as of October 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025.
- Squadron Capital Holdings LLC (CIK 0001731171): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 10,395,045; sole dispositive power 0; shared dispositive power 10,395,045; aggregate amount beneficially owned 10,395,045 (7% of the class)
  Comment: Based on 148,550,185 shares of Common Stock outstanding as of October 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025.
- Jennifer N. Pritzker (CIK 0001850165): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 58,000; shared voting power 13,157,781; sole dispositive power 58,000; shared dispositive power 13,157,781; aggregate amount beneficially owned 13,215,781 (8.9% of the class)
  Comment: Based on 148,550,185 shares of Common Stock outstanding as of October 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025.
- David R. Pelizzon (CIK 0001719217): citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 346,827; shared voting power 10,395,045; sole dispositive power 331,696; shared dispositive power 10,395,045; aggregate amount beneficially owned 10,741,872 (7.2% of the class)
  Comment: Based on 148,550,185 shares of Common Stock outstanding as of October 23, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Alphatec Holdings, Inc.
Address of issuer's principal executive offices: 1950 Camino Vida Roble, Carlsbad, California (CA), 92008
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed by the Reporting Persons on March 11, 2021 (as amended to date, the "Schedule 13D"). Capitalized terms used herein without definition shall have the meeting set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

Squadron Capital LLC ("SC LLC") is a manager-managed limited liability company and, as of the date hereof, directly holds 10,395,045 shares of Common Stock. The voting and investment decisions of SC LLC are made by its managing committee, consisting of Jennifer N. Pritzker and David R. Pelizzon. In such capacity, each of Ms. Pritzker and Mr. Pelizzon may, for the purposes hereof, be deemed to beneficially own the shares of Common Stock held directly by SC LLC.

Mr. Pelizzon also directly holds 346,827 shares of Common Stock.

Ms. Pritzker directly and/or jointly holds 20,900 shares of Common Stock and may be deemed to have beneficial ownership over 37,100 shares of Common Stock held by Jennifer N. Pritzker Revocable Trust ("JNP Trust") for which she serves as trustee. Ms. Pritzker may also, for the purposes hereof, be deemed to beneficially own (i) 2,725,805 shares of Common Stock held directly by Tawani, a manager-managed limited liability company whose controlling member is JNP Trust and where Ms. Pritzker is one of two managers, (ii) 10,000 shares of Common Stock held directly by Mary's Go Round LLC, a manager-managed limited liability company whose manager and sole member is Tawani Enterprises, Inc., a corporation solely owned by JNP Trust and where Ms. Pritzker is the sole director, (iii) 1,000 shares of Common Stock held directly by the Pritzker Military Museum and Library, for which she is the sole member, (iv) 6,000 shares of Common Stock held directly by Tawani Foundation, for which she is the sole member, (v) 8,000 shares of Common Stock held by the Pritzker Military Foundation, for which she is the sole member, and (vi) 11,931 shares of Common Stock held directly by her spouse.

Squadron Capital Holdings LLC ("SCH LLC") is a manager-managed limited liability company and the controlling member of SC LLC, and in such capacity may be deemed to beneficially own the shares of Common Stock held directly by SC LLC. The voting and investment decisions of SCH LLC are made by its managing committee, consisting of Mary Falcon, David Pelizzon and Michelle Nakfoor. The members of the managing committee of SCH LLC disclaim beneficial ownership as a result of serving as members of the managing committee.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a)
Transactions in the class effected during the past sixty days: On November 12, 2025, SC LLC sold an aggregate 250,000 shares of Common Stock in the open market for a weighted average price of $20.80. On November 24, 2025, SC LLC sold an aggregate 250,000 shares of Common Stock in the open market for a weighted average price of $20.62. On December 8, 2025, SC LLC sold an aggregate 221,166 shares of Common Stock in the open market for a weighted average price of $21.20. On December 9, 2025, SC LLC sold an aggregate 28,834 shares of Common Stock in the open market for a weighted average price of $21.03. On December 16, 2025, SC LLC sold an aggregate 250,000 shares of Common Stock in the open market for a weighted average price of $19.66.

## Signatures
- Squadron Capital LLC: /s/ David R. Pelizzon, David R. Pelizzon, President (12/17/2025)
- Squadron Capital Holdings LLC: /s/ Mary Falcon, Mary Falcon, Manager (12/17/2025)
- Jennifer N. Pritzker: /s/ Jennifer N. Pritzker, Jennifer N. Pritzker (12/17/2025)
- David R. Pelizzon: /s/ David R. Pelizzon, David R. Pelizzon (12/17/2025)